FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release, dated March 8, 2005, entitled, “Nortel Inversora S.A. Announces Consolidated Results for the Fiscal Year Ended December 31, 2004.”

Item 1

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED RESULTS FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2004

Buenos Aires, March 8, 2005 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net loss of Ps. (361) million for the fiscal year ended December 31, 2004.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2004 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

Summary of the resolutions passed by the General Ordinary and Special Preferred A and B Shareholders Meeting held on April 29, 2004.

On April 29, 2004, Nortel held its General Ordinary and Special Preferred A and B Shareholders Meeting. Among other points, the Shareholders Meeting approved :

•	Fiscal year 2003, Annual Report and Financial Statements.

•	The Board’s proposal that the negative Unappropiated Retained Earnings of Fiscal Year 2003 be allocated to Fiscal Year 2004.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee ( for the 16th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2004 .

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The purchase of a civil liability insurance which shall cover Directors, members of the Supervisory Committee and of any other officer or manager of the Company, against any claims, derived from or related to their personal duties.

FINANCIAL TABLES BELOW

Item 1

NORTEL INVERSORA S.A.

FISCAL YEAR ENDED DECEMBER 31, 2004

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	2004	2003
Current assets	4.445	3.198

Non-current assets	7.898	9.086

Total assets	12.343	12.284
Current liabilities	10.229	10.692
Non-current liabilities	1.549	365

Total liabilities	11.778	11.057
Minority interests	257	561
Temporary differences from translation	24	21
Total shareholders’ equity	284	645

Total liabilities and shareholders’ equity	12.343	12.284

Consolidated Income Statement

	2004	2003
Net revenues	4.494	3.753
Cost of services provided administrative and selling expenses	(4.097)	(3.649)

Operating Profit	397	104
Equity gain from related companies	(2)	2
Financial results, net	(1.172)	55
Other, net	(71)	(167)
Gain on repurchase of debt	209	376
Income tax	(27)	7
Minority interest	305	(180)

Net Income	(361)	197

Ratios
	2004	2003
Liquidity (a)	0.43	0.30

Indebtedness (b)	21.78	9.17

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third parties interest.

José Gustavo Pozzi

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 10, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager